FEDERATED INTERNATIONAL SERIES, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 16, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INTERNATIONAL SERIES, INC. (the “Corporation” or “Registrant”)

Federated International Bond Fund

Class A Shares

Class B Shares

Class C Shares

(the “Fund”)

1933 Act File No. 2-91776

1940 Act File No. 811-3984

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your follow-up comment provided via telephone on December 15, 2016 regarding its response #8 included in its Correspondence filed with the Commission on December 13, 2016 in connection with Post-Effective Amendment No. 69 under the Securities Act of 1933 and Amendment No. 64 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Corporation, with respect to the Fund, filed on October 14, 2016.

Comment: Please clarify your reference to primary and additional factors included in your response to comment #8 in your December 13, 2016 Correspondence filing. Do you mean to suggest that additional factors are always considered? For example, if a company like GE or Pepsi registers a debt issuance in Brazil, how would it be allocated under your policy?

Response: The Registrant confirms that the Adviser will base its allocation decision primarily on the country in which the issuing company has registered a particular security. However, the Adviser also confirms that it will always consider the additional factors of location of the issuer’s office, jurisdiction of the issuer’s corporation, the location of the principal trading market for the issuer’s securities or the country from which a majority of the issuer’s revenue is derived, as described in the prior response to comment #8. In addition, in certain circumstances, the Adviser notes that these additional factors may be the basis upon which the allocation decision is made.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal